                                                                   EXHIBIT 99(G)

                  COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY


PRAXAIR, INC.,                 )
                               )
                   Plaintiff,  )
                               )
      v.                       )                C.A. No. 14648
                               )
CBI INDUSTRIES, INC., JOHN E.  )
JONES, LEWIS E. AKIN,          )
WILEY N. CALDWELL, E.H.        )
CLARK, JR., JOHN F. RIORDAN,   )
GARY E. MACDOUGAL, JOHN T.     )
HORTON, STEPHANIE PACE         )
MARSHALL, ROBERT T. STEWART,   )
EDWARD J. MOONEY, ROBERT J.    )
DAY, and ROBERT G. WALLACE,    )
                               )
                   Defendants. )


                                   COMPLAINT
                                   ---------

     Plaintiff, Praxair, Inc. ("Praxair") by its attorneys, as and for its complaint herein, alleges upon knowledge with respect to itself and its own acts, and upon information and belief as to all other matters, as follows:

                              NATURE OF THE ACTION
                              --------------------

     1. Plaintiff brings this action for injunctive and/or declaratory relief to prevent defendant CBI Industries, Inc. ("CBI") and its Board of Directors from deploying CBI's poison pill in violation of fiduciary duties owed to CBI's stockholders.

     2. CBI has experienced an extended period of poor performance and disappointing earnings. This poor performance has been reflected in a decline in its stock price from $30 in September 1994 (the last time the stock even traded as high as $30

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per share) to its current level of $20 1/8.  Despite this steep and consistent decline -- and perhaps because of it -- CBI's board has chosen to insulate itself against any takeover attempts by adopting an array of takeover defense measures, including a poison pill with an unjustifiably low 10% threshold.

     3. Fortunately for CBI's stockholders, a means of escape has emerged. On October 29, 1995, Praxair announced that it had proposed to the Board of Directors of CBI a merger in which stockholders of CBI would receive consideration of $32.00 per common share of CBI, either in Praxair stock or in cash, and that if the Board of Directors of CBI was unwilling to agree to a merger with Praxair that Praxair reserved the right to make a cash offer to the CBI stockholders directly.

     4. Praxair's proposal represents a substantial premium over the market price for CBI shares prior to Praxair's announcement. The proposal does not pose any threat to the interests of CBI's stockholders or to CBI's corporate policy and effectiveness. The poison pill, by contrast, is unreasonable because it shelters incumbent management from the consequences of its poor performance by deterring acquisition proposals.

     5. Prior to making the proposal to CBI's Board, Praxair's Chief Executive Officer had engaged in discussions for many months with his counterpart at CBI. In those discussions, Praxair's CEO made clear, as he did in an October 27, 1995 letter to CBI's Board of Directors, that Praxair was prepared to pay full value to stockholders of CBI in an acquisition of the Company. In

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response, CBI's CEO told Praxair's CEO that he was terminating discussions.

     6. Thus, instead of pursuing a possible transaction that could deliver enhanced value to stockholders, CBI has instead chosen to take refuge behind its poison pill, which effectively prevents Praxair or anyone else from acquiring CBI.

     7. The CBI Board of Directors should not be allowed to entrench themselves to deprive the CBI stockholders of the opportunity to obtain fair value for their shares. The poison pill serves no valid corporate purpose in the current circumstances and should be enjoined.

                                  THE PARTIES
                                  -----------

     8. Plaintiff Praxair is a Delaware corporation with its principal place of business in Danbury, Connecticut. Praxair is the largest supplier of industrial gases in the United States, with 1994 sales of $2.7 billion. Praxair is beneficial owner of approximately 74,000 shares of CBI common stock.

     9. Defendant CBI is a Delaware corporation with its principal place of business in Oak Brook, Illinois. CBI's principal lines of business are industrial gases and construction.

     10. Defendant John E. Jones is Chairman and Chief Executive Officer and a director of CBI. The remaining individual defendants are all directors of CBI.

                                   BACKGROUND
                                   ----------

     11. CBI's earnings have consistently failed to meet consensus projections by market analysts -- a problem that has

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resulted in the continued slide in its share price and underperformance relative to leading market indicators.  CBI's stock price has declined 21.5% since
January 1, 1995 while the S&P Specialty Chemical Index has risen 20.7%. CBI's market performance fares even worse when compared with the S&P 500 Index, which has increased 26.2% so far this year. Management performance and prospects for improvement have been so poor that several prominent market analysts have recently downgraded their recommendations for CBI stock, leading one analyst, after meeting with CBI management, to characterize "the [CBI] story" as "underwhelming."

     12. Since the spring of 1995, H. William Lichtenberger, Chairman and Chief Executive Officer of Praxair, has had several discussions with CBI's Chairman and CEO, Mr. Jones, concerning a possible transaction to effect a merger of Praxair and CBI and the significant benefits that such a transaction would have for CBI.

     13. On October 20, Mr. Jones told Mr. Lichtenberger that Mr. Jones had decided not to continue such discussions.

     14. On October 27, Mr. Lichtenberger sent a letter to Mr. Jones, stating in pertinent part (a copy of the full letter is annexed hereto as Exhibit A):

               As you know, over the past six months you and I have had several discussions regarding a possible transaction to effect a merger of our respective companies. Based on our conversations, I think we both realize that significant benefits could be realized by both our companies from such a transaction. Therefore, I was greatly disappointed when you told me on October 20 that you had decided not to continue our discussions.

               As I told you during that telephone conversation, in recent weeks we at Praxair have continued to carefully study the dynamics

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          and potential advantages of a business combination of
          Praxair and CBI. As a result, we now feel even more strongly that such a business combination of our companies would result in significant strategic benefits for both our companies and our respective shareholders. In light of your current position which you communicated to me on October 20, and given what we continue to view as the compelling rationale for a business combination, we have decided that the best way to proceed is for Praxair to submit a specific proposal to your Board of Directors for its formal consideration.

               Accordingly, on behalf of the Board of Directors of Praxair, I am pleased to propose herewith the merger of Praxair and CBI pursuant to which your shareholders would receive $32.00 for each share of CBI common stock, which we would propose to pay in either cash or Praxair common stock. Our proposal to effect a merger of Praxair and CBI is subject to the negotiation of a mutually satisfactory definitive merger agreement containing customary terms and closing conditions.

                            *         *          *

               While we would very much prefer that a business combination of our companies be effected pursuant to the negotiation of a merger on the terms we have proposed, you and your Board should appreciate that if your Board rejects our proposal to negotiate a merger, we reserve the right to propose directly to the shareholders of CBI a cash offer for CBI by Praxair.

          15. The consideration offered in the Merger Proposal should be attractive to CBI stockholders because it offers CBI stockholders a significant premium over the current market price of CBI stock. On October 27, 1995, the last New York Stock Exchange trading day before announcement of Praxair's merger proposal, the closing price of CBI shares was $20.125 per share. Thus, the merger consideration represents a premium of $11.875 per share (or 59%) over the market price of the shares immediately prior to

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Praxair's announcement, or $9.625 per share (or 43%) over the average of the market price of the shares ($22.375 per share) for the thirty days immediately prior to such announcement.

          16. The Merger Proposal poses no threat to the interests of CBI's stockholders or to CBI's corporate policy and effectiveness. On the contrary, if accepted the Merger Proposal would achieve value for CBI stockholders and achieve more valuable uses for CBI's businesses.

          17. An acquisition of CBI by Praxair or anyone else cannot be completed successfully because of CBI's poison pill.

                                THE POISON PILL
                                ---------------

          18. On March 4, 1986, the Board of Directors of CBI entered into a Rights Agreement (the "poison pill"), pursuant to which Rights were issued to holders of Common Stock. The Rights are not exercisable and trade with the Common Stock until occurrence of a Distribution Date.

          19. Under the poison pill as originally adopted, "flip-in" rights were triggered when any person acquired 20% or more of CBI's common stock. The effect of triggering the "flip-in" rights is a substantial dilution of the interest of the 20% holder. The 20% trigger was reduced to 10% by an amendment to the poison pill effective as of December 20, 1994. This amendment was adopted in response to efforts by Airgas Inc. to purchase CBI's industrial gas unit and was apparently intended to further entrench management. The measure achieved the desired result: Airgas dropped its bid four weeks after the poison pill was amended.

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          20.  The poison pill makes prohibitively expensive any acquisition of more than 10% of CBI's Common Stock because, if a person makes such an acquisition, shareholders other than the 10% holder will have a right to acquire additional shares of Common Stock on terms that will result in a substantial dilution of the value of the shares of the 10% holder.

          21. The poison pill effectively allows the Board to unilaterally block any attempt to acquire more than 10% of CBI, even such attempts that provide substantial benefits to CBI's stockholders. Given the current circumstances of the Company and the attractive proposal made by Praxair, CBI Board's fiduciary duties require them to redeem the Rights to permit Praxair or anyone else to provide value to CBI's stockholders.

                               IRREPARABLE INJURY
                               ------------------

          22. Plaintiffs do not have an adequate remedy at law. Only through the exercise of the Court's equitable powers will plaintiffs and CBI's other stockholders be protected from immediate and irreparable injury. Unless the Court enjoins the use of CBI's poison pill, CBI's stockholders will be deprived of the opportunity to achieve the values that such proposals can deliver for their shares. Moreover, Praxair will be denied any meaningful access to or control over CBI and will be hindered in or prevented from exercising its fundamental stockholder rights under Delaware law. Should that occur, Praxair will have lost the unique opportunity to acquire CBI, and CBI's other stockholders will have lost the opportunity to sell their shares for a substantial premium.

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                      AS AND FOR A FIRST CAUSE OF ACTION
                              (Injunctive Relief)
                      -----------------------------------

          23. Plaintiffs repeat and reallege each and every allegation contained in paragraphs 1 through 22 above, as if fully set forth herein.

          24. CBI's Board of Directors' use of the poison pill in the current circumstances is a violation of their fiduciary duties because it (i) deters acquisition proposals, including but not limited to the attractive proposal made by Praxair, (ii) shelters a poor-performing management from a change in control, and (iii) deprives CBI stockholders of the opportunity to achieve value for their shares. This ongoing violation of their fiduciary duties, and the resulting irreparable injury to stockholders of CBI, will continue unless enjoined.

          25. Plaintiffs do not have an adequate remedy at law.

                      AS AND FOR A SECOND CAUSE OF ACTION
                            (Declaratory Judgment)
                      -----------------------------------

          26. Plaintiffs repeat and reallege each and every allegation contained in paragraphs 1 through 25 above, as if fully set forth herein.

          27. An actual dispute exists as to whether the CBI Board of Directors is acting in accordance with its fiduciary duties by continuing to employ the poison pill to deter attempts to acquire CBI notwithstanding the poor performance by CBI's management and the attractive proposal by Praxair. A declaratory judgment should be entered determining that the fiduciary obligations of CBI's Board of Directors requires the Board to redeem the Rights associated with the poison pill or to amend the poison pill so as

                                     - 8 -
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to make the Rights inapplicable to any advantageous acquisition proposal which equals or exceeds the Praxair proposal.

          28.  Plaintiffs do not have an adequate remedy at law.

          WHEREFORE, plaintiffs respectfully request that this Court enter an order and judgment:

               (a) compelling CBI's Board of Directors to redeem the Rights associated with the poison pill or to amend the poison pill so as to make the Rights inapplicable to any advantageous acquisition proposal which equals or exceeds the Praxair proposal, and preliminarily and permanently enjoining CBI, its directors, officers, successors, agents, servants, subsidiaries, employees and attorneys, and all persons acting in concert or participating with them, from taking any action to interfere with the Praxair or any other advantageous acquisition proposal;

               (b) declaring that CBI's Board of Directors are in breach of their fiduciary duty to stockholders of CBI by continuing to deploy the poison pill; and

               (c) granting such other relief as the Court may deem just and proper.

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

                                MORRIS, NICHOLS, ARSHT & TUNNELL



                                __________________________________
                                Martin P. Tully
                                Elaine C. Reilly
                                1201 N. Market Street
                                P.O. Box 1347
                                Wilmington, DE  19899
                                (302) 658-9200
                                  Attorneys for Plaintiff

OF COUNSEL:

John L. Hardiman
William L. Farris
SULLIVAN & CROMWELL
125 Broad Street
New York, New York  10004
(212) 558-4000

October 30, 1995

                                     - 10 -
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               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY


PRAXAIR, INC.                  )
                               )
                   Plaintiffs, )
                               )
      v.                       )            Civil Action No. 14648
                               )
CBI INDUSTRIES, INC., JOHN E.  )
JONES, LEWIS E. AKIN,          )
WILEY N. CALDWELL, E.H.        )
CLARK, JR., JOHN F. RIORDAN,   )
GARY E. MACDOUGAL, JOHN T.     )
HORTON, STEPHANIE PACE         )
MARSHALL, ROBERT T. STEWART,   )
EDWARD J. MOONEY, ROBERT J.    )
DAY, and ROBERT G. WALLACE,    )
                               )
                   Defendants. )


                           PLAINTIFFS' FIRST REQUEST
                          FOR PRODUCTION OF DOCUMENTS
                          ---------------------------

        Plaintiff requests pursuant to Rule 34 of the Rules of the Court of Chancery that defendants produce the following documents for inspection and copying at the offices of Sullivan & Cromwell, 125 Broad Street, New York, New York.

                                  DEFINITIONS
                                  -----------

        (i) "Praxair" shall mean Praxair, Inc., a Delaware corporation.

       (ii) "CBI" shall mean CBI Industries, Inc., a Delaware corporation.

      (iii) "Rights Plans" shall mean the March 4, 1986 Rights Agreement entered into by the Board of Directors of CBI pursuant to which Rights were issued to holders of common stock.

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

      (iv) "Document" shall mean and include all written or graphic matter or other means of preserving thought or expression, however produced or reproduced, encompassed by Court of Chancery Rule 34.

       (v) The terms "reflecting," "referring to," or "relating to" shall mean directly or indirectly mentioning, discussing or describing, pertaining to or being connected with, a stated subject matter.

      (vi) In construing this request: (a) the singular shall include the plural and the plural shall include the singular; (b) the masculine, feminine or neuter pronoun shall not exclude the other genders; (c) the conjunctions "and" and "or" shall be read either disjunctively or conjunctively so as to bring within the scope of this request all information that might otherwise be construed to be outside its scope; and (d) the word "any" shall be read to mean each and every.

                                 INSTRUCTIONS
                                 ------------

        A. Each document is to be produced, with all nonidentical copies and drafts thereof, in its entirety, without abbreviation or redaction.

        B. The documents requested herein are those dated or prepared on or after January 1, 1994, unless otherwise specified.

        C. In the event that any document called for by this Request is not produced under claim of privilege or other immunity from discovery, such document shall be identified by stating (i) its author; (ii) each addressee;
(iii) each person who has seen or received a copy of the document or with whom the document was discussed; (iv) the document's date, subject matter, number of pages, attachments and appendices; (v) present custodian of the document; and (vi) the nature of the privilege or immunity asserted. If the document is not produced under claim of attorney-client privilege, then the name of the attorneys, the name of the clients, and the basis of the alleged privilege shall also be identified.

        D. This request shall be deemed continuing so as to require further and supplemental production as the defendants receive or generate additional documents between the time of original production and the time of decision in this matter.

                              Documents Requested
                              -------------------

        1. All documents reflecting, referring to, relating to or concerning all communications between H. William Lichtenberger and John E. Jones concerning any possible merger, asset acquisition or other business combination involving Praxair and CBI.

        2. All documents reflecting, referring to, relating to or concerning any consideration by the CBI Board of Directors, by any officer or director of CBI, by any employee of CBI, or by any financial or legal advisor to CBI, of any merger, asset acquisition or other business combination involving Praxair and CBI.

        3. All documents dated or prepared on or after January 1, 1986 reflecting, referring to, relating to or concerning the Rights Plan or any consideration by the CBI Board of Directors as to any possible amendment or restatement of the Rights Plan, whether or not such amendment or restatement became effective.

        4. All documents concerning adoption of article TENTH of CBI's Restateed Certificate of Incorporation.

        5. All documents concerning adoption of article FIFTEENTH of CBI's Restated Certificate of Incorporation.


                                MORRIS, NICHOLS, ARSHT & TUNNELL


                                /s/ Elaine C. Reilly
                                ----------------------------------
                                Martin P. Tully
                                Elaine C. Reilly
                                1201 North Market Street
                                P.O. Box 1347
                                Wilmington, DE  19899
                                (302) 658-9200
                                  Attorneys for Plaintiff
                                  Praxair, Inc.

OF COUNSEL:

John L. Hardiman
William L. Farris
SULLIVAN & CROMWELL
125 Broad Street
New York, New York  10004
(212) 558-4000

October 30, 1995

                         [LETTERHEAD OF PRAXAIR, INC.]


                                                October 27, 1995

Mr. John E. Jones
Chairman, President and Chief
Executive Officer
CBI Industries, Inc.
800 Jorie Boulevard
Oak Brook, IL  60522-7001

Dear John:

        As you know, over the past six months you and I have had several discussions regarding a possible transaction to effect a merger of our respective companies. Based on our conversations, I think we both realize that significant benefits could be realized by both our companies from such a transaction. Therefore, I was greatly disappointed when you told me on October 20 that you had decided not to continue our discussions.

        As I told you during that telephone conversation, in recent weeks we at Praxair have continued to carefully study the dynamics and potential advantages of a business combination of Praxair and CBI. As a result, we now feel even more strongly that such a business combination would result in significant strategic benefits for both our companies and our respective shareholders. In light of your current position which you communicated to me on October 20, and given what we continue to view as the compelling rationale for a business combination, we have decided that the best way to proceed is for Praxair to submit a specific proposal to your Board of Directors for its formal consideration.

        Accordingly, on behalf of the Board of Directors of Praxair, I am pleased to propose herewith the merger of Praxair and CBI pursuant to which your shareholders would receive $32.00 for each share of CBI common stock, which we would propose to pay in either cash or Praxair common stock. Our proposal to effect a merger of Praxair and CBI is subject to the negotiation of a mutually satisfactory definitive merger agreement containing customary terms and closing conditions.

        I hope that you will recognize the powerful business logic behind our proposal and that you will promptly submit it to your Board of Directors for its consideration with a favorable recommendation from you. It is our hope that, after appropriate consideration by your Board of Directors, your Board will authorize proceeding with the negotiation of the definitive merger agreement on the terms we have proposed.

Mr. John E. Jones
CBI Industries, Inc.
Page two

        The price per share in our merger proposal is based on our present knowledge of CBI, which is limited to public information. It is our view that the price we are proposing would be both fair and highly attractive to your shareholders. Our proposal offers your shareholders a significant premium over the current market value of CBI.

        The transaction we propose represents a clearly attractive opportunity for Praxair to combine the leading industrial gases supplier in North and South America and the premier world supplier of carbon dioxide. The combined enterprise will be strongly positioned to maximize our marketing, engineering and technological skills as it expands its operations further into major global markets. It will also be able to develop significant new applications for a wide range of products and advanced technologies to enable our customers to improve their productivity, product quality and environmental performance. Together, Praxair's and CBI's business portfolios and synergies will provide the enterprise with considerable opportunities to support strong future sales and earning growth.

        We are prepared to move promptly in connection with our proposal. We would be happy to meet with you and other members of your Board of Directors and senior management as soon as practicable to discuss our proposal in detail and to answer any questions you or they may have. We realize that your Board of Directors will want to carefully consider our proposal, but we do ask that the Board respond to us as soon as possible, and in any event by noon, on November 1, 1995.

        While we would very much prefer that a business combination of our companies be effected pursuant to the negotiation of a merger on the terms we have proposed, you and your Board should appreciate that if your Board rejects our proposal to negotiate a merger, we reserve the right to propose directly to the shareholders of CBI a cash offer for CBI by Praxair.

        We look forward to hearing the response of your Board of Directors after it has reviewed our merger proposal.



                                                Sincerely,

                                                /s/ H. W. Lichtenberger

                                                H. W. Lichtenberger